File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

9th June 2005

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited FTSE Investability W. change	09/06/2005

Yours faithfully,

Krupali Patel

dw 7/6

82-34808

Catlin Group

Print

REG-Catlin Group Limited FTSE Investability W. change
Released: 09/06/2005

RNS Number:3371N
Catlin Group Limited
09 June 2005

STATEMENT REGARDING INCREASE IN INVESTABILITY WEIGHTING

HAMILTON, Bermuda - FTSE International announced on Wednesday that the Investability Weighting in the FTSE 250 Index for Catlin Group Limited ('CGL': London Stock Exchange) will increase from 40 per cent to 75 per cent, effective 20 June 2005.

This decision follows significant recent changes in the composition of Catlin's share register, including market sales by several of the Group's pre-IPO equity investors. As a result of these changes, Catlin's free-float has substantially increased.

Stephen Catlin, Chief Executive of the Catlin Group, said:

"The Catlin Group has continued to generate strong results since becoming a public company, and we hope that the increasing liquidity will make it easier for investors to acquire the Group's shares."

For more information contact:

Media Relations:
James Burcke,
Head of Communications Tel: +44 (0)20 7458 5710
Mobile: +44 (0)7958 767 738
E-mail: james.burcke@catlin.com

Liz Morley,
The Maitland Consultancy Tel: +44 (0)20 7379 5151
E-mail emorley@maitland.co.uk

Investor Relations:
William Spurgin,
Head of Investor Relations Tel: +44 (0)20 7458 5726
Mobile: +44 (0)7710 314 365
Email: william.spurgin@catlin.com

Notes to editors:

1. Catlin Group Limited, headquartered in Bermuda, is an international specialist property/casualty insurer and reinsurer underwriting more than 30 classes of business worldwide. Catlin wrote gross premiums of US$1.43 billion and reported record net income of US$154.1 million in 2004. Catlin shares are traded on the London Stock Exchange (ticker symbol: 'CGL').

2. The Catlin Group operates three underwriting platforms:

   - The Catlin Syndicate at Lloyd's (Syndicate 2003). The Catlin Syndicate is the eighth largest syndicate at Lloyd's based on 2005 premium capacity of £500 million. It is a recognised leader of numerous classes of specialty insurance and reinsurance.

   - Catlin Bermuda (Catlin Insurance Company Ltd.). Catlin Bermuda began underwriting in 2002 and writes property treaty and casualty treaty reinsurance and property and casualty insurance for US risks on a surplus lines basis.

   - Catlin UK (Catlin Insurance Company (UK) Ltd.). Catlin UK specialises in writing commercial property, general liability, professional indemnity, directors' and officers' liability and commercial crime insurance for UK

clients. It also writes other classes of business written by the Catlin Syndicate.

All three Catlin Group underwriting platforms have been assigned 'A' (Excellent) financial strength ratings by A.M. Best Company.

The Catlin Group also operates subsidiaries located in Houston and New Orleans in the US, as well as in the UK, Canada, Germany, Belgium, Singapore, Malaysia and Australia. These subsidiaries allow Catlin to work more closely with local clients and their brokers.

3. The Catlin Group's website can be found at www.catlin.com.

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